SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

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                          FREEDOM TAX CREDIT PLUS L.P.
                            (Name of Subject Company)

                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                                    (Bidders)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)

                                   35644P 10 2
                      (CUSIP Number of Class of Securities)

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                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333


                                    Copy to:
                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                     (Name, Address and Telephone Numbers of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
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         Transaction                                    Amount of
          Valuation*                                    Filing Fee
          ---------                                     ----------
         $9,658,720                                     $1,931.75
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          *For purposes of calculating the filing fee only. This amount assumes the purchase of 18,224 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $530 per BAC in cash.

{x} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $1,931.75
Form or Registration No.:                   Schedule 14D-1
Filing Party:                               Lehigh Tax Credit Partners L.L.C.
Date Filed:                                 August 27, 1997
                         (Continued on following pages)
                               (Page 1 of 6 pages)

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CUSIP No.:  35644P 10 2                     14D-1                   Page 2 of 6

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                       (a)  { }
                                                                       (b)  {X}

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3.       SEC Use Only


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4.       Sources of Funds (See Instructions)

         AF; BK

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                /  /

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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         189 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions)                                                /  /

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9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

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10.      Type of Reporting Person (See Instructions)

         OO

CUSIP No.:  35644P 10 2              14D-1                          Page 3 of 6


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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS, INC.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                       (a)  { }
                                                                       (b)  {X}

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3.       SEC Use Only

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4.       Sources of Funds (See Instructions)

         AF; BK

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                               /   /

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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         189 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions)                                               /   /

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9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

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10.      Type of Reporting Person (See Instructions)

         CO

                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on August 27, 1997 by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 18,224 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests ("Limited Partnership Interests") in Freedom Tax Credit Plus L.P., a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10.          Additional Information.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the letter to BACs holders and the press release dated September 26, 1997, copies of which are attached hereto as Exhibits (a)(5) and (a)(6), respectively, is incorporated herein in its entirety by reference and amends certain terms and conditions in the Offer to Purchase.

Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

                  (a)(5) Letter, dated September 26, 1997, from Lehigh Tax Credit Partners L.L.C. to the holders of BACs.

                  (a)(6)  Press Release dated September 26, 1997.


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



                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 1997

                        LEHIGH TAX CREDIT PARTNERS L.L.C.

                        By:      Lehigh Tax Credit Partners, Inc., its managing
                                 member

                                 By:       /s/ Alan P. Hirmes
                                          --------------------
                                          Name:  Alan P. Hirmes
                                          Title: Vice President


                       LEHIGH TAX CREDIT PARTNERS, INC.

                       By:      /s/ Alan P. Hirmes
                                --------------------
                                Name:  Alan P. Hirmes
                                Title: Vice President



                                        5

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                                  EXHIBIT INDEX

EXHIBIT
NO.                                                    TITLE
------                                                 -----
(a)(5) Letter, dated September 26, 1997, from Lehigh Tax Credit Partners L.L.C. to the holders of BACs.

(a)(6)                           Press Release dated September 26, 1997.


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